Brent D. Fassett

T: +1 720 566 4025

fassettbd@cooley.com

Via Edgar and Federal Express

April 17, 2012

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Letter dated April 13, 2012 related to Alexza Pharmaceuticals, Inc.’s Preliminary Proxy Statement on Schedule 14A filed on April 6, 2012
File No. 000-51820

Dear Mr. Riedler:

On behalf of our client, Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”), we are pleased to respond to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 6, 2012 (the “Proxy Statement”). We have set forth in bold face the comment as submitted to Alexza in the Staff’s letter dated April 13, 2012, and then have provided the Company’s response.

The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to the Company’s filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter.

1. We note that you are seeking approval to effect a reverse stock split in the range of 3:1 to 10:1. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the authorized shares that will be newly available as a result of the approval of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response: The Company proposes the addition of the following sentence to the end of (i) paragraph three in the section entitled “Reasons for the Reverse Stock Split” and (ii) paragraph seven in the section entitled “Effects of the Reverse Stock Split,” each in Proposal No. 2 of the Proxy Statement:

The Board currently has no plans, arrangements or understandings regarding the issuance of such additional authorized and unissued shares of the Company’s common stock.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

United States Securities and Exchange

Commission

Page Two

In connection with the Company’s response to the Staff’s comments, Alexza acknowledges the following:

•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the Company’s comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (720) 566-4025.

Very truly yours,

/s/ Brent D. Fassett
Brent D. Fassett
Partner, Cooley LLP

cc:	Johnny Gharib, Securities and Exchange Commission
Daniel Greenspan, Securities and Exchange Commission
Thomas B. King, President and Chief Executive Officer
Mark K. Oki, Vice President, Finance, Controller and Secretary

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM